Exhibit 6.4

SERVICES AND LICENSE AGREEMENT

THIS SERVICES AND LICENSE AGREEMENT (this “Agreement”) is made and entered into this 10th day of January, 2016 (the “Effective Date”) by and between Centene Corporation, a Delaware corporation (“Centene”), and Formation Subsidiary, Inc., a Delaware corporation (“Network Sub” and together with Centene, collectively, the “Parties” and each a “Party”).

RECITALS

WHEREAS, pursuant to the terms and conditions of that certain Joint Venture Agreement (the “JV Agreement”) of even date herewith, by and among Centene, Network Sub, North Carolina Medical Society, a North Carolina nonprofit corporation (“NCMS”), and Centene Health Plan Holdings, Inc., a Delaware corporation (“Centene Sub” and together with NCMS, Centene and Network Sub, collectively, the “JV Parties”), the JV Parties have agreed to (a) form a corporation organized under the laws of the State of North Carolina as a licensed insurance company (“PlanCo”) for the purpose of establishing, organizing and operating a health care plan providing Medicaid managed care services in the State of North Carolina (“NC Health Plan”); and (b) form a corporation organized under the laws of the State of Delaware that will operate as a holding company of PlanCo (“HoldCo”) for purposes of owning and participating in the development, funding and operation of PlanCo;

WHEREAS, the JV Parties desire to establish and operate NC Health Plan in the State of North Carolina in order to submit a competitive bid for, be awarded and perform under, a capitated contract with the North Carolina Division of Health Benefits to provide and/or otherwise arrange for the delivery of Medicaid and NC Health Choice services throughout the State of North Carolina;

WHEREAS, Network Sub, in its capacity as a wholly-owned subsidiary of NCMS, was formed to, among other things, with the assistance of Centene and Centene Sub, create, recruit, build, develop, manage, operate and maintain the Plan Network consisting of Health Care Providers who will agree, pursuant to the provisions of a Provider Agreement to which a Health Care Provider or such Health Care Provider’s employer, including group practices and hospital owned practices (each, a “Provider Employer”), is a party, to provide health care services to NC Health Plan and its enrollees; and

WHEREAS, Network Sub has requested that Centene provide certain resources and services to Network Sub in connection with Network Sub’s efforts to create, recruit, build, develop, manage, operate and maintain the Plan Network, and Centene has agreed to provide such resources and services to Network Sub upon the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the foregoing, the covenants and mutual agreements hereinafter contained, and for other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows.

AGREEMENT

1.       Defined Terms. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the JV Agreement.

2.       Provision of Services.

(a)       Subject to the terms and conditions of this Agreement, commencing as of the date hereof and continuing until such time as this Agreement has been terminated in accordance with Section 6 of this Agreement, in addition to Centene’s obligations set forth in Section 4.1 and Section 4.2 of the JV Agreement, Centene and its Affiliates agree to use Reasonable Efforts to provide such services (collectively, the “Centene Services”) as are reasonably necessary to assist Network Sub with respect to (x) the formation of its business and the commencement of operations; (y) its obligations to create, recruit, build, develop, manage, operate and maintain the Plan Network; and (z) providing additional services to PlanCo under the provisions of the Network Sub Services Agreement (collectively, the “Network Sub Obligations”), including, without limitation:

(i)       from and after the expiration of the Interim Period, provide such assistance to Network Sub as may be reasonably requested in connection with the performance of its obligations under the provisions of the Network Sub Services Agreement;

(ii)       from and after the expiration of the Interim Period, continuing to perform its obligations under Section 4.2 of the JV Agreement with respect to the recruitment and retention of Health Care Providers to participate in the Plan Network as Participating Providers;

(iii)       consulting with Network Sub and its personnel in order to develop a business plan, financial plan and capitalization plan to ensure that Network Sub and its personnel are able to: (A) begin functioning as an independent entity and a going concern; (B) create, recruit, build, develop, manage, operate and maintain the Plan Network as a comprehensive network of Participating Providers to serve the Medicaid beneficiaries enrolled, assigned or attributed to NC Health Plan; and (C) perform ongoing education and provider relations services for all Participating Providers and Provider Employers, with the goal of enhancing the operations and competitiveness of NC Health Plan and reaching clinically and operationally sound solutions to genuine issues raised by Participating Providers;

(iv)       providing Network Sub with access to data and analytics to facilitate implementation of value-based models of care on the broadest possible scale with such models of care making maximum practical use of quality measures and activities, data reporting and other properly functioning elements of the Medicare Shared Savings Program, the Merit-based Incentive Payment System and Alternative Payment Models implemented or recognized by the Centers for Medicare and Medicaid Services;

(v)       collecting the necessary information from Participating Providers to timely and regularly update the Participating Provider files;

(vi)       providing Network Sub and Participating Providers with access to the Casenet TruCare platform (including Centene claims data for applicable patient care in accordance with all applicable federal, state and local laws (including, without limitation, The Health Insurance Portability and Accountability Act of 1996 and its implementing regulations) and all Centene medical record and claims data polices) in order to more effectively and efficiently coordinate case management services, provided that such access shall be provided (A) subject to the terms and conditions of Casenet’s standard license agreement, and (B) on a discounted basis in accordance with value-based arrangements;

(vii)       making good faith efforts to effect a correction or other reasonable resolution of any errors or defects detected by Network Sub, NC Health Plan or Centene in the management information system; and

(viii)       as and when agreed to by the JV Parties and PlanCo, market and advertise the Plan Network and NC Health Plan, including preparation and distribution of promotional and marketing materials.

(b)       In addition to the foregoing, Centene agrees to respond in good faith to any reasonable request by Network Sub for access to any additional services that are necessary to assist Network Sub and its personnel in connection with the performance of the Network Sub Obligations. Any such additional services so provided by Centene shall constitute Centene Services under this Agreement and be subject in all respects to the provisions of this Agreement as if fully set forth herein; provided, however, that to the extent any such additional services materially increase the scope of the Centene Services beyond the services contemplated by Section 1(a), Network Sub and Centene shall cooperate in good faith to ensure that Centene is adequately compensated for such additional services.

(c)       For such time as any employees of Centene or any of its Affiliates are providing the Centene Services to Network Sub under this Agreement, (i) such employees will remain employees of Centene or such Affiliate, as applicable, and shall not be deemed to be employees of Network Sub for any purpose; and (ii) Centene or such Affiliate, as applicable, shall be solely responsible for the payment and provision of all wages, bonuses and commissions, employee benefits, including severance and worker's compensation, and the withholding and payment of applicable taxes relating to such employment.

(d)       THE CENTENE SERVICES TO BE PROVIDED HEREUNDER SHALL BE PROVIDED “AS IS” AND WITHOUT ANY WARRANTIES OF ANY KIND. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, CENTENE EXPRESSLY DISCLAIMS ANY AND ALL WARRANTIES OF ANY KIND REGARDING THE CENTENE SERVICES, WHETHER EXPRESS, IMPLIED OR STATUTORY, INCLUDING, WITHOUT LIMITATION, ANY WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, TITLE, NON-INFRINGEMENT OR ANY WARRANTIES ARISING FROM COURSE OF DEALING OR USAGE OF TRADE, QUALITY OR ACCURACY. BY EXECUTION OF THIS AGREEMENT, NETWORK SUB ACKNOWLEDGES AND AGREES THAT CENTENE HAS NOT MADE, AND NETWORK SUB IS NOT RELYING UPON, ANY REPRESENTATION OR WARRANTY OF ANY KIND (WHETHER EXPRESS, IMPLIED OR STATUTORY) WITH RESPECT TO THE CENTENE SERVICES.

3.       Obligations of Network Sub. In connection with Centene’s performance of the Centene Services, Network Sub and its personnel shall (a) reasonably cooperate with Centene in all matters relating to the performance of the Centene Services; (b) respond reasonably promptly to any request from Centene to provide direction, information, approvals, authorizations or decisions that are reasonably necessary for Centene to perform the Centene Services in accordance with the requirements of this Agreement; and (c) provide such documentation, materials and other information as Centene may reasonably request in order to carry out the Centene Services, in a timely manner, and ensure that it is complete and accurate in all material respects.

4.       Compensation and Related Matters.

(a)       In connection with the performance of the Centene Services hereunder, Centene will be entitled to be reimbursed by PlanCo for the following expenses incurred by Centene and its Affiliates (the “Reimbursable Expenses”):

(i)       amounts paid by Centene or any Affiliate to any independent contractor, professional advisor, or other third party which assists Centene or any Affiliate in the performance of the Centene Services;

(ii)       a proportional share of the salary and benefits of Centene corporate staff employees (excluding the Senior Vice President, Chief Business Development Officer) for their time spent performing Centene Services; and

(iii)       reasonable travel, lodging, meals and other out-of-pocket expenses incurred by employees of Centene and its Affiliates in the performance of the Centene Services.

(b)       All amounts payable (including with respect to all Reimbursable Expenses incurred by Centene during the period commencing as of the Effective Date and continuing until the first day of operations of PlanCo will be paid on the later of (i) the first day of operations of PlanCo, or (ii) thirty (30) days following presentation of an invoice by Centene to PlanCo. In the event that PlanCo disputes all or any portion of an invoice, it will notify Centene in writing within ten (10) days following its receipt of such invoice and timely pay any undisputed portions of such invoice. In the event of any such dispute, Centene, PlanCo and Network Sub shall promptly meet and confer in an effort to resolve such dispute expeditiously and in good faith. Notwithstanding the foregoing, each of Centene, PlanCo and Network Sub shall continue performing their respective obligations under this Agreement during any dispute, including, without limitation, PlanCo’s obligation to pay all undisputed invoices in accordance with the terms and conditions of this Agreement.

(c)       As soon as practically possible following the execution of this Agreement, each of Centene and Network Sub will, and will cause the other JV Parties to, cause PlanCo to execute a joinder to this Agreement pursuant to which PlanCo will acknowledge and agree to fully perform its obligations under this Section 4 and Section 6(c).

5.       License.

(a)       For purposes of this Agreement, “Network Knowledge” means all of Centene’s proprietary and/or confidential information, trade secrets (patentable or otherwise), materials, data, know-how, processes and expertise (i) related to the formation, development, operation and management of programs, services and health plans in connection with the provision of services to government-sponsored health care programs, including, without limitation, the creation and development of a network of Health Care Providers to provide services under such programs, services and health plans; and (ii) embodied in or otherwise made a part of the Centene Services provided hereunder.

(b)       Subject to the terms and conditions of this Agreement, Centene hereby grants to Network Sub a non-exclusive, nontransferable, revocable license, without the right to sublicense, in and to the Network Knowledge to be used solely in the State of North Carolina (the “Territory”) in connection with the creation, recruitment, building, development, management, operation and maintenance of the Plan Network (the “Field of Use”). For the avoidance of doubt, the license granted to Network Sub hereunder shall only be exclusive as to Network Sub within the Territory, in the Field of Use and only for so long as this Agreement remains in effect.

(c)       Centene hereby reserves all rights under the Network Knowledge not expressly granted to Network Sub under Section 5(b).  Nothing contained herein will be construed as granting Network Sub any right or license under any patent, copyright, trademark, trade secret or other intellectual property or proprietary right of Centene or any of its Affiliates, by implication, estoppel, or otherwise, except as expressly set forth in this Agreement. Network Sub shall not assign, sublicense, lease, encumber or otherwise transfer or convey the use of the Network Knowledge or any portion thereto.

(d)       THE NETWORK KNOWLEDGE LICENSED BY CENTENE TO NETWORK SUB HEREUNDER IS LICENSED “AS IS.” CENTENE MAKES NO WARRANTIES OF ANY KIND, EXPRESS OR IMPLIED, AND NETWORK SUB SPECIFICALLY DISCLAIMS ALL IMPLIED WARRANTIES WITH RESPECT TO THE NETWORK KNOWLEDGE, INCLUDING, WITHOUT LIMITATION, THE IMPLIED WARRANTIES OF NON-INFRINGEMENT, MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE.  Without limiting the generality of the foregoing, nothing in this Agreement will be construed as: (i) a warranty or representation of Centene as to the validity, enforceability or scope of the Network Knowledge; (ii) a warranty or representation that the exercise of any of the rights granted to Network Sub will be free from infringement of the intellectual property rights of third parties; or (iii) an agreement to bring or prosecute actions or suits against third parties for infringement of the Network Knowledge.

6.       Termination.

(a)       This Agreement may be terminated by the Parties at any time from and after the date hereof as follows:

(i)       immediately upon the mutual written agreement of the Parties, whether following a joint determination by Centene and NCMS that Network Sub is capable of assuming sole responsibility for the performance of the Network Sub Obligations or otherwise;

(ii)       immediately by either Party upon written notice to the other Party in the event that the JV Agreement is terminated in accordance with its terms; or

(iii)       immediately upon the second (2nd) anniversary of the date on which PlanCo commences the provision of coverage to Medicaid beneficiaries, unless extended by the mutual written agreement of the Parties.

(b)       Notwithstanding the foregoing, from time to time, the Parties may mutually agree to terminate this Agreement solely with respect to the performance of any individual Centene Service. In such event, Centene shall have no further obligation to perform such individual Centene Service, but this Agreement shall thereafter remain in full force and effect and the obligations of Centene with respect to each other Centene Service shall continue until such time as it has been terminated in accordance with this Section 6(b) or until this Agreement has been terminated in accordance with Section 6(a).

(c)       Upon the termination of this Agreement in accordance with Section 6(a), this Agreement will terminate and be of no further force or effect; provided, however, that (i) PlanCo shall remain liable for any outstanding amounts due and payable to Centene as of the date of termination in accordance with Section 4 of this Agreement; and (ii) this Section 6 and Section 7 shall remain in full force and effect.

7.       Miscellaneous.

(a)       Force Majeure. Centene shall not be liable or responsible to Network Sub, nor be deemed to have defaulted under or breached this Agreement, for any failure or delay in performing the Centene Services hereunder, when and to the extent such failure or delay is caused by or results from acts beyond Centene’s reasonable control, including, without limitation: (i) acts of God; (ii) flood, fire or explosion; (iii) war, invasion, riot or other civil unrest; (iv) national or regional emergency; (v) strikes, labor stoppages or slowdowns or other similar disturbances; (vi) compliance with any law or governmental order, rule, regulation or direction, or any action taken by a governmental or public authority; or (vii) any other event which is beyond the reasonable control of Centene.

(b)       Notice. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (i) when delivered by hand (with written confirmation of receipt); (ii) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (iii) on the date sent by telecopy, electronic transmission or other similar means (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (iv) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 7(b)):

If to Centene:	Centene Corporation
Centene Plaza
7700 Forsyth Boulevard
St. Louis, Missouri 63105

Attention:	Brent D. Layton
Senior Vice President, Chief Business Development Officer
blayton@centene.com

with a copy to (which shall not	Greensfelder, Hemker & Gale, P.C.
constitute notice):	10 South Broadway, Suite 2000
St. Louis, Missouri 63102

Attention:	David M. Harris, Esq.
dmh@greensfelder.com

If to Network Sub:	Formation Subsidiary, Inc.
c/o North Carolina Medical Society
P.O. Box 27167
Raleigh, NC 27611

Attention:	Robert W. Seligson & Stephen W. Keene
rseligson@ncmedsoc.org
skeene@ncmedsoc.org

with a copy to (which shall not	Smith, Anderson, Blount, Dorsett, Mitchell &
constitute notice):	Jernigan, L.L.P.
Wells Fargo Capitol Center
150 Fayetteville Street, Suite 2300
Raleigh, North Carolina 27601

Attention:	Margaret N. Rosenfeld
mrosenfeld@smithlaw.com

(c)       Governing Law. This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of laws rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

(d)       Dispute Resolutions.

(i)       Any Party seeking a resolution in the event of any dispute, controversy or claim arising out of or relating to this Agreement (a “Dispute”), shall provide written notice thereof to the other Party (the “Initial Notice”), and within thirty (30) days of the delivery of the Initial Notice, the Parties shall attempt in good faith to negotiate a resolution of the Dispute. All such negotiations shall be confidential and shall be treated as compromise and settlement negotiations for purposes of applicable rules of evidence. If the Parties are unable for any reason to resolve a Dispute within thirty (30) days after the delivery of the Initial Notice or if a Party reasonably concludes that the other Party is not willing to negotiate as contemplated by this Section 7(d)(i), the Dispute shall be submitted to mediation in accordance with Section 7(d)(ii).

(ii)       Any Dispute not resolved pursuant to Section 7(d)(i) shall, at the written request of a Party (a “Mediation Request”), be submitted to nonbinding mediation in accordance with the then current International Institute for Conflict Prevention and Resolution (“CPR”) mediation procedure, except as modified herein (the “CPR Mediation Procedure”). Any such mediation shall be held in Raleigh, North Carolina or such other location as they Parties may agree. The Parties shall have twenty (20) days from receipt by a Party of a Mediation Request to agree on a mediator, which, in any event, shall be a person experienced in the law applicable to the insurance industry in North Carolina and may not be an employee, shareholder, officer, director, agent or affiliate of any Party or any person with whom any one or more of the Parties has an existing business relationship. If no mediator has been agreed upon by the Parties within twenty (20) days of receipt by a Party of a Mediation Request, then a Party may request (on written notice to the other Party), that CPR, in accordance with the CPR Mediation Procedure, appoint a mediator who meets the requirements set forth in the preceding sentence. All mediation pursuant to this Section 7(d)(ii) shall be confidential and shall be treated as compromise and settlement negotiations for purposes of applicable rules of evidence, and no oral or documentary representations made by the Parties during such mediation shall be admissible for any purpose in any subsequent proceedings. No Party shall disclose or permit the disclosure of any information about the evidence adduced or the documents produced by the other Party in the mediation proceedings or about the existence, contents or results of the mediation without the prior written consent of all other Parties, except in the course of a judicial or regulatory proceeding or as may be required by law or requested by a governmental authority or securities exchange. Before making any disclosure permitted by the preceding sentence, the Party intending to make such disclosure shall, to the extent reasonably practicable, give the other Parties reasonable written notice of the intended disclosure and afford the other Parties a reasonable opportunity to protect their respective interests. If the Dispute has not been resolved within sixty (60) days of the appointment of a mediator, or within ninety (90) days after receipt by a Party of a Mediation Request (whichever occurs first), or within such longer period as the Parties may agree to in writing, then any Party may file an action with respect to the Dispute in any court having jurisdiction in accordance with Section 7(e).

(iii)       Notwithstanding the foregoing provisions of this Section 7(d) (A) any Party may seek preliminary provisional or injunctive judicial relief without first complying with the procedures set forth in Section 7(d)(i) and Section 7(d)(ii) if such action is reasonably necessary to avoid irreparable damage; and (B) any Party my initiate litigation before the expiration of the periods specified in Section 7(d)(ii) if such Party has submitted a Mediation Request and the other Parties have failed, within fourteen (14) days after the appointment of a mediator, to agree upon a date for the first mediation session to take place within thirty (30) days after the appointment of such mediator or such longer period as the Parties may agree to in writing.

(e)       Submission to Jurisdiction; Waiver of Jury Trial.

(i)       Each of the Parties irrevocably and unconditionally (A) submits to the exclusive jurisdiction of any state or federal court located in the City of Wilmington, Delaware with respect to any Dispute arising out of or relating to this Agreement and agrees that all claims in respect of any such Dispute may be heard and determined in such courts; (B) consents that any such Dispute may and shall be brought in such courts and waives any objection that it may now or hereafter have to the venue or jurisdiction of any such Dispute in such court or that such court is an inconvenient forum for the Dispute and agrees not to assert, plead or claim the same; (C) agrees that the final judgment of such court shall be enforceable in any court having jurisdiction over the relevant party or any of its assets; and (D) agrees that service of process in any such Dispute may be effected by mailing a copy of such process by registered or certified mail (or any substantially similar form of mail), postage prepaid, to such Party at its address as provided in Section 7(b).

(ii)       To the extent not prohibited by law which cannot be waived, each of the Parties hereto hereby waives and covenants that it shall not assert (whether as plaintiff, defendant or otherwise) any right to trial by jury in any forum in respect of any Dispute arising out of or based upon this Agreement or in any way connected with or related or incidental to the transactions contemplated hereby and thereby. Any Party hereto may file an original counterpart or a copy of this Section 7(e)(ii) with any court as written evidence of the consent of each such Party to the waiver of its right to trial by jury. Each Party certifies and acknowledges that (A) no representative, agent or attorney of any other Party has represented, expressly or otherwise, that such other Party would not, in the event of litigation, seek to enforce the foregoing waiver; (B) each Party understands and has considered the implications of this waiver; (C) each Party makes this waiver voluntarily; and (D) each Party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 7(e)(ii).

(f)       Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law (i) such provision will be fully severable; (ii) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; (iii) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom; and (iv) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms of such illegal, invalid or unenforceable provision as may be possible.

(g)       Third Party Beneficiaries. This Agreement is for the sole benefit of the Parties hereto and their respective successors and permitted assigns, and there shall be no third party beneficiaries hereof.

(h)       Assignment. No Party may assign any of its rights or delegate any of its obligations hereunder without the prior written consent of the other Parties, which consent shall not be unreasonably withheld or delayed. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns. Any purported assignment or delegation in violation of this Section 7(h) shall be null and void.

(i)       Amendments and Waivers. This Agreement may not be amended, supplemented or modified except by an instrument in writing signed by each Party. Any term or condition of this Agreement may be waived at any time by the Party that is entitled to the benefit thereof, but no such waiver shall be effective, unless set forth in a written instrument duly executed by or on behalf of the Party waiving such term or condition. No waiver by any Party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion.

(j)       Specific Performance. Subject to the provisions of Section 7(d), in the event of any actual or threatened default in, or breach of, any of the provisions of this Agreement, the Party or Parties who are, or are to be, thereby aggrieved shall have the right to specific performance and injunctive or other equitable relief in respect of its or their rights under this Agreement, in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative. The Parties agree that the remedies at law for any breach or threatened breach, including monetary damages, are inadequate compensation for any loss and that any defense in any action for specific performance that a remedy at law would be adequate is waived. Any requirements for the securing or posting of any bond with such remedy are waived by each of the Parties.

(k)       Counterparts. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together will constitute the same instrument. Exchange and delivery of this Agreement by exchange of electronic copies (with originals to follow) bearing the signature of a Party shall constitute a valid and binding execution and delivery by such Party. Such electronic copies shall constitute legally enforceable original documents.

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[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed, as of the date first above written.

CENTENE:

CENTENE CORPORATION

By:	/s/ Michael F. Neidorff
Name:	Michael F. Neidorff
Title:	Chairman, President and
Chief Executive Officer

NETWORK SUB:

FORMATION SUBSIDIARY, INC.

By:	/s/ Robert W. Seligson
Name:	Robert W. Seligson
Title:	President

Signature Page To Centene Services And License Agreement (centene)